March 8, 2010

VIA EDGAR

Pamela Long, Esq.

Assistant Director

Division of Corporate Finance

Mail Stop 4631

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	Mueller Water Products, Inc.
Comment Letter dated February 24, 2010 relating to the
Annual Report on Form 10-K for the year ended September 30, 2009 filed November 24, 2009, and
Definitive Proxy Statement on Schedule 14A
filed December 16, 2009
File No. 001-32892

Dear Assistant Director Long:

The Company is in receipt of the above-referenced letter (the “Comment Letter”) to Mr. Evan L. Hart, Chief Financial Officer of Mueller Water Products, Inc. and is writing to respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

Exhibit Index, page 59

1.	It appears that you have omitted the schedules and exhibits referenced in exhibits 10.1, 10.1.1 and 10.1.2. Please re-file these schedules and exhibits with your next Exchange Act report. See Item 601(b)(10) of Regulation S-K.

The Company confirms that it will file the requested schedules and exhibits with its next Exchange Act report.

Pamela Long, Esq.

Division of Corporate Finance

Securities and Exchange Commission

March 8, 2010

Definitive Proxy Statement

Director Attendance at Board, Committee and Annual Meetings, page 17

2.	In future filings, please disclose the number of committee meetings held by each committee of the board during the last fiscal year pursuant to Item 407(b)(3) of Regulation S-K.

The Company respectfully advises the Staff that the Company’s disclosure of the number of committee meetings is set forth on page 18 of the Proxy Statement, in the last line of the chart.

Annual Cash Incentive Awards, page 38

3.	We note disclosure on page 38 that individual goals have a total weight of 30% of the total cash incentive target. We also note that Messrs. Hyland, Fish and Torok were awarded annual cash incentive awards which represent twice the target incentives for personal goals for these executives under the Management Incentive Program. Please disclose how the Committee assessed performance in relation to the respective individual goals and describe why such performance resulted in twice the target incentives for personal performance.

The Company respectfully advises the Staff that the aggregate cash incentive awards for the above-referenced executives was 200% of the target for the individual goals for Mr. Hyland, approximately 157% of the target for the individual goals for Mr. Fish, and approximately 121% of the target for the individual goals for Mr. Torok. The dollar amount of the awards for each of the executives is listed in the chart on the bottom of page 38 of the Proxy Statement, and in Columns D and G of the Summary Compensation Table. The details of the awards were also discussed on the top of page 39, on page 42 (“Compensation Program for Anvil Executives”), and in the discussion of “Employment, Severance and Change-in-Control Arrangements” on page 56 and following. The words “twice the target” in the penultimate line of text on page 38 were inadvertently included in the final draft of the Proxy Statement and should be regarded as extraneous language, since they refer only to Mr. Hyland’s award. We believe the inclusion of these words is immaterial to the overall description of the awards, particularly in light of the fact that the dollar amounts of the awards and other relevant information is included elsewhere in the Proxy Statement, including in the Summary Compensation Table and the related descriptions.

Pamela Long, Esq.

Division of Corporate Finance

Securities and Exchange Commission

March 8, 2010

As noted in the Proxy Statement, in assessing the individual goals of Messrs. Hyland, Fish and Torok, the Compensation and Human Resources Committee (the “Committee”) considered not only the individual performance of each of these executives based on their individual performance goals (discussed individually below), but also the fact that the senior executives had operated exceptionally in an historically severe environment and that despite those efforts, the Company had not met its financial goals. The Committee deliberated over such factors as the exceptional effort necessary to operate in such a difficult period, and the fact that management’s efforts – particularly in refinancing the Company’s indebtedness and obtaining new equity – had laid the foundation for future success and improved liquidity in what was expected to be a slow and lengthy recovery process for the economy. The Committee considered the contributions of these executives to the management team, and other factors, such as the wealth accumulation models and comparisons of salaries and bonuses paid to comparable executives in peer group companies. The Committee also considered that Messrs. Hyland and Torok had agreed to a 20% reduction in their salaries for three months during the year in response to the financial pressures during the year. Based on these considerations, the Committee determined to award the executives incentive awards reflecting their individual efforts during the year.

With respect to Mr. Hyland’s individual goals, the Committee considered his contributions in adding additional product lines, developing strategic alternatives, generating free cash flow above certain target levels, decreasing working capital, and developing a “continuous improvement” model (LEAN/Six Sigma process improvement used to keep the business sized to marketplace demands, and rationalizing productive capacity throughout the Company). The Committee also considered the work of Mr. Hyland in developing a high performing, cohesive executive management team and culture under difficult market conditions. Based on these considerations, the Committee determined to award Mr. Hyland incentive compensation of $474,000.

With respect to Mr. Fish, the Committee considered safety factors, such as reductions in total reportable injury rates (“TRIR”) and days away from work (“DAFW”) rates, and the maintenance and improvement of environmental standards as reflected in a decreased number of notices of violations received at Anvil International L.P. The Committee also considered specific targets for costs savings as a result of LEAN manufacturing techniques and the growth of a specific product line in excess of a defined target. Finally, the Committee considered additional discretionary compensation to be paid to Mr. Fish for his commitment to the Company’s overall policy enforcement. As noted in the Proxy

Pamela Long, Esq.

Division of Corporate Finance

Securities and Exchange Commission

March 8, 2010

Statement, Mr. Fish also received compensation under a retention bonus arrangement.

With respect to Mr. Torok, the Committee considered improvements in safety rates as measured by TRIR and DAFW rates, certain selling metrics, and specific minimum improvement financial and non-financial metrics as a result of the implementation of LEAN manufacturing techniques and Six Sigma methodologies. The Committee also considered specific targets for growth in sales to a specific market.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings. The Company also confirms its understanding that Staff comments and changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 770.206.4232 if you wish to discuss the Company’s responses to the Comment Letter or if we can provide further clarifying information. I can be reached at the address above for any further communications to the Company. Thank you.

Very truly yours,

/s/ Robert Barker
Robert Barker General Counsel

cc:	Mr. Evan L. Hart
Chief Financial Officer

Peter Gordon, Esq.
Frank Marinelli, Esq.
Igor Fert, Esq.
Simpson Thacher & Bartlett LLP